UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
TRANSALTA CORPORATION
(Translation of registrant’s name into English)

1400, 1100 - 1st Street S.E., Calgary, Alberta, T2G 1B1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F____         Form 40-F X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation
By:	/s/ Scott Jeffers
Scott Jeffers Vice President and Corporate Secretary

Date: April 25, 2024

EXHIBIT INDEX

99.1    Report of Voting Results for TransAlta Corporation Annual Meeting of Shareholders held April 25, 2024